UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                                 SCANSOFT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80603P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  April 8, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP NO. 80603P107
-------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION

        Warburg Pincus Private Equity VIII, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          18,441,572 (see Items 4 and 5)
OWNED BY EACH  -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      18,441,572 (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,441,572 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                        [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.6% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP NO. 80603P107
-------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus & Co.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          18,441,572 (see Items 4 and 5)
OWNED BY EACH  -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      18,441,572 (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,441,572 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                        [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.6% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP NO. 80603P107
-------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          18,441,572 (see Items 4 and 5)
OWNED BY EACH  -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      18,441,572 (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,441,572 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                        [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.6% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg Pincus & Co., a New York general partnership ("WP" and, together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons reported in this
Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII I C.V. ("WPNPE I"), Warburg Pincus Netherlands Private Equity VIII II C.V. ("WPNPE II") and Warburg Pincus Germany Private Equity VIII K.G. ("WPGPE" and, together with WP VIII, WPNPE I and WPNPE II, the "Investors"). WP, WP LLC and the Investors are referred to in this Schedule 13D as the "Group Members".

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share, of ScanSoft, Inc., a Delaware corporation formerly known as Visioneer, Inc. (the "Company"). Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 9 Centennial Drive, Peabody, Massachusetts 01960.

Item 2. Identity and Background.

     (a) This statement is filed by the Group Members. The Group Members may be deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each Investor is WP. WP LLC manages each Investor. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Group Members is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of each Investor is that of making private equity and related investments. The principal business of WP is acting as the general partner of each of the Investors and certain other private equity funds. The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds.

     (d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of WPNPE I and WPNPE II is organized under the laws of the Netherlands. WPGPE is organized under the laws of Germany. Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds used by each Investor to purchase the securities of the Company as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase the securities of the Company as described herein was $80,012,163.48.

Item 4. Purpose of Transaction.

     Pursuant to a Securities Purchase Agreement, dated March 19, 2004 (the "Purchase Agreement"), by and among Xerox Imaging Systems, Inc. ("Xerox"), the Investors and, for the purposes of certain provisions thereof, the Company, the Investors agreed to acquire from Xerox 11,853,602 shares of Common Stock, 3,562,238 shares of Series B Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), of the Company and a Common Stock Purchase Warrant, dated March 2, 1999 (the "Adjustable Warrant"), issued by the Company to Xerox. The aggregate purchase price for the Common Stock, the Series B Preferred Stock and the Adjustable Warrant was $79,387,163.48.

     The Investors currently hold all of the issued and outstanding shares of Series B Preferred Stock. Subject to certain conditions contained in the Amended and Restated Certificate of Incorporation of the Company (the "Charter"), the Series B Preferred Stock is convertible by the Investors at any time into shares of Common Stock. The current conversion rate of the Series B Preferred Stock into Common Stock is one-for-one. However, such conversion rate is subject to adjustment pursuant to certain anti-dilution provisions set forth in the Charter.

     Under the Charter, the holders of Series B Preferred Stock are not be entitled to vote on any matters except as expressly provided in Section 242(b)(2) of the Delaware General Corporation Law. In such event, the holder of each share of Series B Preferred Stock will have the right to one vote for each share of Common Stock into which such Series B Preferred Stock could then be converted. In all cases any fractional share, determined on an aggregate as-converted basis, will be rounded to the nearest whole share (with one-half being rounded upward). The foregoing description of the Series B Preferred Stock is qualified in its entirety by reference to the applicable provisions of the Charter, as filed with the Securities and Exchange Commission (the "Commission") on May 11, 2001 as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, which applicable Charter provisions are incorporated by reference in this Schedule 13D.

     The Adjustable Warrant allows the Investors to acquire a number of shares of Common Stock equal to the number of shares of Common Stock for which certain options are, from time to time, no longer exercisable. For this purpose, these options are the stock options (whether vested or unvested) of ScanSoft, Inc. (as the merger counter-party of the Company) assumed by the Company pursuant to the merger of ScanSoft, Inc. with and into the Company (in which merger the Company was the surviving corporation and changed its name to ScanSoft, Inc.). According to the Company's Annual Report on

Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 15, 2004 (the "Form 10-K"), the Adjustable Warrant is currently exercisable for 525,732 shares of Common Stock at an exercise price of $0.61 per share. As described in the Form 10-K, if all of the stock options assumed by the Company in the merger were to expire without being exercised, the Investors would be entitled to purchase, in the aggregate, up to 1,736,630 shares of Common Stock under the Adjustable Warrant. The Adjustable Warrant expires, and will no longer be exercisable, on March 2, 2009. The foregoing description of the Adjustable Warrant is qualified in its entirety by reference to the form of the Adjustable Warrant attached as Exhibit C to Annex A to the Company's Registration Statement on Form S-4, filed with the Commission on January 14, 1999 (the "Form S-4"), which form of the Adjustable Warrant is incorporated in this Schedule 13D.

     Pursuant to a series of four Warrants to Purchase Common Stock, each dated as of March 15, 2004 (the "March 15 Warrants"), numbers W-16, W-17, W-18 and W-19, issued by the Company to the Investors, the Investors may purchase, in the aggregate, up to 2,500,000 shares of Common Stock at an exercise price of $4.94 per share. The aggregate purchase price for the March 15 Warrants was $625,000. Each of the March 15 Warrants expires upon the earlier to occur of April 8, 2010 or a "Change of Control" of the Company (as defined in the March 15 Warrants).

     Pursuant to a Stockholders Agreement, dated as of March 19, 2004 (the "Stockholders Agreement"), by and between the Company and the Investors, among other things, the holders of a majority in interest of the Common Stock held by the Investors are entitled to designate one director (the "Warburg Pincus Designee") to the Company's Board of Directors (subject to certain conditions). Under the Stockholders

Agreement, any time that a Warburg Pincus Designee is entitled to serve as a director of the Company, the Company is obligated to take such actions as may be necessary to cause such Warburg Pincus Designee to be appointed or elected to its Board of Directors.

     Neither the Series B Preferred Stock, the Adjustable Warrant, the March 15 Warrants nor the shares of Common Stock issuable upon the conversion or exercise (as applicable) thereof are registered under the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, under the Stockholders Agreement, subject to certain conditions, the Investors have the right to cause the Company to effect a registration under the Securities Act with respect to any such shares of Common Stock, as well as certain other shares of Common Stock that they may then hold.

     The foregoing descriptions of the Purchase Agreement, the March 15 Warrants and the Stockholders Agreement are qualified in their entirety by reference to the Purchase Agreement, the March 15 Warrants and the Stockholders Agreement, which are incorporated in this Schedule 13D by reference to Exhibits 2, 3, and 4, respectively, to this Schedule 13D.

     The acquisition by the Investors of beneficial ownership of the securities as described herein was effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

     Except as set forth above in this Item 4, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I to this
Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) Due to their respective relationships with the Investors and each other, as of April 8, 2004, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,853,602 shares of Common Stock by virtue of the Investors' ownership of such shares as of such date. As of April 8, 2004, the Reporting Persons may also be deemed to own additional shares of Common Stock by virtue of the Investors' ownership of the Series B Preferred Stock, the Adjustable Warrant and the March 15 Warrants (collectively, the "Convertible Securities"). Assuming the full exercise and conversion of the Convertible Securities (accounting only for the 525,732 shares of Common Stock that are presently exercisable under the Adjustable Warrant, according to the Form 10-K), the Reporting Persons are deemed to beneficially own 18,441,572 shares of Common Stock, representing approximately 16.6% of the outstanding class of Common Stock, based on a total of 111,021,112 shares of Common Stock outstanding, which is comprised of: (i) 104,433,142 shares of Common Stock outstanding as of March 1, 2004, as represented by the Company in the Form 10-K, (ii) the 3,562,238 shares of Common Stock issuable upon the conversion of the 3,562,238 shares of Series B Preferred Stock acquired by the Investors, as reported herein, (iii) the 525,732 shares of Common Stock presently issuable upon the exercise of the Adjustable Warrant, as reported herein, and (iv) the 2,500,000 shares of Common Stock issuable upon the exercise of the March 15 Warrants, as reported herein.

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 18,441,572 shares of Common Stock it may be deemed to beneficially own as of April 8, 2004. Each of WP and WP LLC shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 18,441,572 shares of Common Stock it may be deemed to beneficially own as of April 8, 2004.

     (c) Except for the transactions described in Items 3 and 4 above and this
Item 5, other than the grant on April 8, 2004 by the Company to William Janeway, a partner of WP and a Vice Chairman of WP LLC, of options to purchase up to 50,000 shares of Common Stock in connection with his appointment to the Company's Board of Directors (as the initial Warburg Pincus Designee), during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Persons or by any of the persons set forth on Schedule I to this Schedule 13D.

     (d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     Pursuant to the Purchase Agreement, the Investors agreed to acquire from Xerox 11,853,602 shares of Common Stock, 3,562,238 shares of Series B Preferred Stock and the Adjustable Warrant for an aggregate purchase price of $79,387,163.48. The Company made certain representations and warranties and has agreed to perform certain covenants under the Purchase Agreement. The foregoing summary is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Under the Adjustable Warrant, the Investors are allowed to acquire a number of shares of Common Stock equal to the number of shares of Common Stock for which certain options are, from time to time, no longer exercisable. For this purpose, these options are the stock options (whether vested or unvested) assumed by the Company pursuant to the merger (as described above). According to the Form 10-K the Adjustable Warrant is currently exercisable for 525,732 shares of Common Stock at an exercise price of $0.61 per share, and if all of the assumed stock options were to expire without being exercised, the Investors would be entitled to purchase, in the aggregate, up to 1,736,630 shares of Common Stock under the Adjustable Warrant. The Adjustable Warrant expires, and will no longer be exercisable, on March 2, 2009. The foregoing description of the Adjustable Warrant is qualified in its entirety by reference to the form of the Adjustable Warrant attached as Exhibit C to Annex A to the Form S-4, which form of the Adjustable Warrant is incorporated in this Schedule 13D by reference.

     Under the March 15 Warrants, the Investors may purchase, in the aggregate, up to 2,500,000 shares of Common Stock at an exercise price of $4.94 per share. The aggregate purchase price for the March 15 Warrants was $625,000. Each of the March

15 Warrants expires upon the earlier to occur of April 8, 2010 or a "Change of Control" of the Company (as defined in the March 15 Warrants). The foregoing summary is qualified in its entirety by reference to the March 15 Warrants, copies of which are filed as Exhibit 3 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     Pursuant to the Stockholders Agreement, among other things, the holders of a majority in interest of the Common Stock held by the Investors are entitled to nominate the Warburg Pincus Designee to the Company's Board of Directors (subject to certain conditions). In addition, any time that a Warburg Pincus Designee is entitled to serve as a director of the Company, the Company is obligated to take such actions as may be necessary to cause such Warburg Pincus Designee to be appointed or elected to its Board of Directors. The Stockholders Agreement also grants the Investors the right (subject to certain conditions) to cause the Company to effect a registration under the Securities Act with respect to any shares of Common Stock issuable upon the exercise or conversion of the Convertible Securities, as well as certain other shares of Common Stock that they may then hold. The foregoing summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated in this Schedule 13D by reference.

     The assignment of the Adjustable Warrant by Xerox to the Investors is evidenced by a Warrant Assignment Agreement, dated as of April 8, 2004 (the "Warrant Assignment Agreement"), by and among Xerox, the Investors and, for the purposes of certain provisions thereof, the Company. In addition to acknowledging and agreeing to the effectiveness of such assignment of the Adjustable Warrant to the Investors, the Company agreed to perform certain covenants under the Warrant Assignment Agreement. The foregoing summary is qualified in its entirety by reference to the Warrant Assignment

Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D and incorporated in this Schedule 13D by reference.

Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement

     2.   Purchase Agreement

     3.   March 15 Warrants

     4.   Stockholders Agreement

     5.   Warrant Assignment Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  April 19, 2004                  WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  April 19, 2004                  WARBURG PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  April 19, 2004                  WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

                                   SCHEDULE I
                                   ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII") is WP. WP VIII, WP and WP LLC are hereinafter collectively referred to as the "Reporting Persons". Except as otherwise indicated, the business address of each of such persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

--------------------------------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
        NAME                           WITH THE REPORTING PERSONS
--------------------------------------------------------------------------------
Joel Ackerman            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Scott A. Arenare         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Gregory Back             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
David Barr               Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Larry Bettino            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Harold Brown             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Sean D. Carney           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mark Colodny             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Timothy J. Curt          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
W. Bowman Cutter         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Cary J. Davis            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Oliver M. Goldstein      Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Patrick T. Hackett       Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Jeffrey A. Harris        Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stewart J. Hen           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
William H. Janeway       Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
Julie A. Johnson         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Peter R. Kagan           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Charles R. Kaye          Managing General Partner of WP; Managing Member and
                         Co-President of WP LLC
--------------------------------------------------------------------------------
Henry Kressel            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Joseph P. Landy          Managing General Partner of WP; Managing Member and
                         Co-President of WP LLC
--------------------------------------------------------------------------------
Sidney Lapidus           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Kewsong Lee              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Jonathan S. Leff         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Reuben S. Leibowitz      Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nancy Martin             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rodman W. Moorhead III   Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
James Neary              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Howard H. Newman         Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
Dalip Pathak             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Lionel I. Pincus         Partner of WP; Member and Chairman of WP LLC
--------------------------------------------------------------------------------
Stan Raatz               Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John D. Santoleri        Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Steven G. Schneider      Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mimi Strouse             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Barry Taylor             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John L. Vogelstein       Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
John R. Vrolyk           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Elizabeth H. Weatherman  Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
David J. Wenstrup       Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rosanne Zimmerman       Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Pincus & Company LLC*
--------------------------------------------------------------------------------
NL & Co.**
--------------------------------------------------------------------------------

_____________________

* New York limited liability company; primary activity is ownership interest in WP and WP LLC.

**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

--------------------------------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
        NAME                           WITH THE REPORTING PERSONS
--------------------------------------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Scott A. Arenare           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Larry Bettino              Member and Managing Director of WP LLC, Partner of WP
--------------------------------------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Stephen John Coates (1)    Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mark Colodny               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Oliver M. Goldstein        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jeffrey A. Harris          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Stewart J. Hen             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Sung-Jin Hwang (3)         Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Julie A. Johnson           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Peter R. Kagan             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Charles R. Kaye            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
--------------------------------------------------------------------------------
Rajesh Khanna (4)          Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Henry Kressel              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Rajiv B. Lall (4)          Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Joseph P. Landy            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
--------------------------------------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David Li (5)               Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nicholas J. Lowcock (1)    Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John W. MacIntosh (6)      Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Howard H. Newman           Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Bilge Ogut (7)             Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Lionel I. Pincus           Member and Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Pulak Chandan Prasad (4)   Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stan Raatz                 Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John D. Santoleri          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Joseph C. Schull (6)       Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mimi Strouse               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Chang Q. Sun (5)           Member and Managing Director of WP LLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John L. Vogelstein         Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John R. Vrolyk             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David J. Wenstrup          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jeremy S. Young (1)        Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rosanne Zimmerman          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Pincus & Company LLC*
--------------------------------------------------------------------------------


(1)  Citizen of United Kingdom
(2)  Citizen of Japan
(3)  Citizen of Korea
(4)  Citizen of India
(5)  Citizen of Hong Kong
(6)  Citizen of Canada
(7)  Citizen of Turkey

* New York limited liability company; primary activity is ownership interest in WP and WP LLC.

                                       Exhibit Index

Exhibit 1.  Joint Filing Agreement

Exhibit 2.  Purchase Agreement

Exhibit 3.  March 15 Warrants

Exhibit 4.  Stockholders Agreement

Exhibit 5.  Warrant Assignment Agreement